

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010   December 31, 2009

John A. Mannix
President and Chief Investment Officer
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

> **Re: HRPT Properties Trust**
> **Form 10-K**
> **Filed March 2, 2009**
> **Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-09317**

Dear Mr. Mannix:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments on Form 10-K

Part II, page 41

Item 5. Market for Registrant's Common Equity … page 41

1.   We note your disclosure that you paid distributions in the amount of $.84 per share for the year ended December 31, 2007. However, on page 42, in the table, you disclose that you declared distributions of $.63 per share. Please explain this discrepancy.

Comments on Schedule 14A

Executive Officers, page 11

2.   We note that your website identifies William Sheehan as your Director of Internal Audit and Compliance and Jennifer Clark as your corporate secretary. Please tell us what consideration you have given to providing the disclosure required by Items 401 and 402 of Regulation S-K for these persons.

* * * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John A. Mannix
President and Chief Investment Officer
HRPT Properties Trust
December 31, 2009
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785with any other questions.

       Sincerely,

       Karen Garnett
       Assistant Director